SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 3)*

ESPERION THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29664W105

(CUSIP Number)

Larry Randall

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 pages)

———————

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664W105	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 1,431,204 (a)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,431,204 (a)
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,204 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (b)
14	TYPE OF REPORTING PERSON (see instructions) PN

(a)	Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 1,359,967 shares of common stock (“Common Stock”) and 71,237 shares of Common Stock issuable upon exercise of warrants (“Common Stock Warrants”) of Esperion Therapeutics, Inc. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”), and Guy Nohra (“Nohra”), directors of APM VIII, may be deemed to share dispositive and voting power over such stock.

b)	The percentage set forth in row (13) is based on the sum of (i) 22,555,413 outstanding shares of Common Stock as of February 1, 2017, as disclosed in the Issuer’s report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2017, and (ii) immediately exercisable Warrants to purchase 71,237 shares of Common Stock.

CUSIP No. 29664W105	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,431,204 (c)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,431,204 (c)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,204 (c)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (d)
14	TYPE OF REPORTING PERSON (see instructions) OO

(c)	APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock and the shares of Common Stock issuable upon the exercise of the Common Stock Warrants held by AP VIII.

(d)	The percentage set forth in row (13) is based on the sum of (i) 22,555,413 outstanding shares of Common Stock as of February 1, 2017, as disclosed in the Issuer’s report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 22, 2017, and (ii) immediately exercisable Warrants to purchase 71,237 shares of Common Stock.

CUSIP No. 29664W105	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Farah Champsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF	7	SOLE VOTING POWER 7,020
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,431,204 (e)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 7,020
WITH	10	SHARED DISPOSITIVE POWER 1,431,204 (e)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,438,224 (e)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (f)
14	TYPE OF REPORTING PERSON (see instructions) IN

(e)	Champsi is a director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(f)	The percentage set forth in row (13) is based on the sum of (i) 22,555,413 outstanding shares of Common Stock as of February 1, 2017, as disclosed in the Issuer’s report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2017, and (ii) immediately exercisable Warrants to purchase 71,237 shares of Common Stock.

CUSIP No. 29664W105	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF	7	SOLE VOTING POWER 41,491 (g)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,431,204 (h)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 41,491 (g)
WITH	10	SHARED DISPOSITIVE POWER 1,431,204 (h)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,472,695 (g)(h)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (i)
14	TYPE OF REPORTING PERSON (see instructions) IN

(g)	Includes (i) 7,020 shares of Common Stock held by a trust of which Janney is the trustee; and (ii) 34,471 shares of Common Stock issuable upon exercise of stock options within 60 days of March 21, 2017.

(h)	Janney is a director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(i)	The percentage set forth in row (13) is based on the sum of (i) 22,555,413 outstanding shares of Common Stock as of February 1, 2017, as disclosed in the Issuer’s report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2017, (ii) immediately exercisable Warrants to purchase 71,237 shares of Common Stock; and (iv) options to purchase 34,741 shares of Common Stock exercisable within 60 days of March 21, 2017.

CUSIP No. 29664W105	13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,431,204 (j)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,431,204 (j)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,204 (j)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (k)
14	TYPE OF REPORTING PERSON (see instructions) IN

(j)	Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(k)	The percentage set forth in row (13) is based on the sum of (i) 22,555,413 outstanding shares of Common Stock as of February 1, 2017, as disclosed in the Issuer’s report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 22, 2017, and (ii) immediately exercisable Warrants to purchase 71,237 shares of Common Stock.

CUSIP No. 29664W105	13D	Page 7 of 9 Pages

Explanatory Note.

This Amendment No. 3 to Schedule 13D is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Esperion Therapeutics, Inc., a Delaware corporation (the “Issuer”), as initially filed with the SEC on July 11, 2013 and amended on October 22, 2014 and February 20, 2015 (as amended, the “Original Schedule 13D”). This Schedule 13D/A is being filed to report the open market sale of 350,000 shares of the Issuer’s Common Stock on March 21, 2017. The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 21, 2017, AP VIII sold 350,000 shares of the Common Stock of the Issuer in open market transactions at an average price of $45.80 at prices ranging from $44.12 - $48.21, inclusive.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The following information is presented as of March 21, 2017:

Reporting Person	Shares Held Directly (1)	Warrants Held Directly	Exercisable Stock Options	Sole Voting Power	Sole Dispositive Power	Shared Voting/ Dispositive Power (1)	Beneficial Ownership	Percent of Class (2)
AP VIII	1,359,967	71,237	0	1,431,204	1,431,204	0	1,431,204	6.3%
APM VIII	0	0	0	0	0	1,431,204	1,431,204	6.3%
Janney (3)	7,020	0	34,471	41,491	41,491	1,431,204	1,472,695	6.5%
Nohra	0	0	0	0	0	1,431,204	1,431,204	6.3%
Champsi	7,020	0	0	7,020	7,020	1,431,204	1,438,224	6.4%

(1) Janney, Nohra and Champsi serve as directors of APM VIII, which serves as the general partner of AP VIII. APM VIII owns no securities of the Issuer directly. Janney, Nohra and Champsi share voting and investment control over the shares owned by AP VIII and may be deemed to beneficially own the shares held by AP VIII.

(2) Please refer to the footnotes on the cover pages herein.

(3) Janney’s ownership includes (i) shares issuable upon exercise of a stock option for 34,471 shares of Common Stock and is exercisable within 60 days of March 21, 2017; and (ii) 7,020 shares owned by a trust of which Janney is the trustee.

(c) On March 21, 2017, AP VIII sold 350,000 shares of the Common Stock of the Issuer in open market transactions at an average price of $45.80 at prices ranging from $44.12 - $48.21, inclusive.

(d)-(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Statement.

CUSIP No. 29664W105	13D	Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2017

Alta Partners VIII, L.P.		Alta Partners Management VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

CUSIP No. 29664W105	13D	Page 9 of 9 Pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D/A is filed on behalf of each of us.

Date: March 27, 2017

Alta Partners VIII, L.P.		Alta Partners Management VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra